650 Page Mill Road Palo Alto, CA 94304-1050 650.493.9300 650.493.6811 www.wsgr.com

January 27, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kristin Lochhead
Terence O’Brien
Margaret Schwartz
Laura Crotty

Re:	4D Pharma plc
Registration Statement on Form F-4/A
Submitted January 8, 2021
File No. 333-250986

Ladies and Gentlemen:

On behalf of our client, 4D Pharma plc (“4D Pharma” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 22, 2021, relating to the above referenced Registration Statement on Form F-4 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised Registration Statement in an Amendment No. 2 (the “Amendment”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on January 8, 2021), all page references herein correspond to the Amendment.

austin    beijing    boston    brussels    hong kong    london    los angeles    new york

palo alto    san diego    san francisco    seattle     shanghai    washington, dc    wilmington, de

Securities and Exchange Commission

January 27, 2021

Registration Statement on Form F-4 Submitted on January 8, 2021

Summary, page 32

1.	We note your response to our prior comment number 7. Please revise your disclosure to clarify whether "new investors" refers to new investors of 4D Pharma or Longevity, and how and when these investors are acquiring their shares. For instance, to the extent a private placement is contemplated, please describe the terms of such private placement and consider whether any related agreements should be filed as exhibits to the registration statement..

In response to the Staff’s comment, the Company has revised pages 34, 116, and 157 to provide additional detail regarding the new investors (that are not current investors in the Company or Longevity) and the terms of the backstop placement. The Company supplementally advises the Staff that the Backstop Agreement and the Lockup Agreement, which are already included as part of Appendix C to the Prospectus/Proxy Statement, are the sole agreements governing the backstop investment.

Material Tax Consequences, page 142

2.	We note your response to our prior comment number 17. Your disclosure in this section provides a description of the general impact of qualifying, or not qualifying, as a reorganization, but does not discuss the tax consequences of this particular transaction, although you state elsewhere that the transaction structure may provide "tax advantages" to certain 4D Pharma shareholders. Please advise as to how you believe you are complying with Item 4(a)(6) of Form F-4. In this regard, we note that a description of the law is not sufficient. For guidance, refer to Section III.A. of Staff Legal Bulletin 19.

In response to the Staff’s comment, the Company has revised the disclosure on page 145 of the Amendment to state that the disclosure, as drafted, represents the opinion of the Company’s U.S. tax counsel, to the extent that the disclosure addresses matters of United States federal income tax law or legal conclusions with respect thereto and has included such opinion as Exhibit 8.1. The Company respectfully submits that it believes that the existing disclosure, does discuss the tax consequences of the Merger in particular. The Company believes that the U.S. federal income tax treatment of the Merger is unclear and that the disclosure, as currently drafted, describes specific aspects of the Merger in particular that make such treatment unclear. Additionally, the disclosure, describes the particular treatment to holders of Longevity Shares, warrants or rights both in the event that the Merger is treated as a “reorganization” within the meaning of Section 368 of the Internal Revenue Code, as amended (“Section 368”) and in the event that it is not so treated. The Merger Agreement between the Company and Longevity does not require the Company to obtain an opinion of counsel as to the U.S. federal income tax treatment of the merger, and the Company submits that the absence of such a requirement represents a commercial agreement as to the allocation of the risk of the Merger’s uncertain U.S. federal income tax treatment. The Company respectfully submits that the disclosure in the Registration Statement should not require the Company to provide greater assurance as to the U.S. federal income tax treatment of the Merger than is either possible under applicable law, in light of the specific circumstances of the Merger, or was negotiated with Longevity in the Merger Agreement.

Securities and Exchange Commission

January 27, 2021

The Company advises the Staff that the reference to “tax advantages” to certain 4D Pharma shareholders refers to 4D Pharma shareholders who, by virtue of holding 4D Pharma Shares prior to the Merger and on account of 4D Pharma’s status as the parent of the surviving entity in the Merger, retain their 4D Pharma Shares in the Merger. Retaining 4D Pharma Shares (instead of disposing of them) may allow certain existing 4D Pharma shareholders to retain beneficial non-U.S. tax treatment with respect to such shares. In response to the Staff’s comment, the Company has revised the disclosure on page 146 of the Amendment to state that existing 4D Pharma shareholders will not recognize gain or loss for U.S. federal income tax purposes in the Merger (regardless of whether the Merger qualifies as a “reorganization” within the meaning of Section 368).

Business of 4D Pharma

Overview, page 163

3.	We note your response to our prior comment number 19. In line with the previous comment, please also revise the following statements:

•	“Over recent months, our approach has been validated by our demonstration of signals of clinical efficacy of our therapeutic candidates in both oncology and gastrointestinal disease.” (Page 163); and

•	“We select our LBPs based on their efficacy and ability to be rapidly translated into commercially viable therapeutic candidates and elucidate their functionality and interactions with human biology.” (Page 169)

Such statements imply that your product candidates are, in fact, effective; however, determinations of efficacy are solely within the authority of the FDA and comparable regulatory bodies.

In response to the Staff’s comment, the Company has revised pages 166 and 171 of the Amendment.

Beneficial Ownership of Securities and Certain Relationships and Related Person Transactions, page 232

4.	We note your response to our prior comment number 32. We also note that Longevity's Form 10-Q for the quarterly period ended November 30, 2020, discloses that on January 1, 2021, the Sponsor committed to provide the Company additional loans in the aggregate amount of $400,000 in order to finance transaction costs "in connection with a Business Combination". Please revise the prospectus to disclose this additional loan and state whether the loan will be converted to shares or paid off using the Trust Account after redemption.

In response to the Staff’s comment, the Company has revised the prospectus to include disclosure regarding the January 1, 2021 loan commitment and the treatment of any loans thereunder, if drawn, in the Merger on page 239 of the Amendment.

Securities and Exchange Commission

January 27, 2021

General

5.	As disclosed in the prospectus, each warrant to purchase Longevity ordinary shares that is outstanding immediately prior to the effective time will be assumed by 4D Pharma and automatically converted into a warrant to purchase ordinary shares of 4D Pharma. Please provide your analysis regarding why you believe these warrants are not required to be registered under the Securities Act of 1933.

In response to the Staff’s comment, the Company supplementally advises that Staff that the warrant agreement governing the warrants to purchase Longevity ordinary shares described in the prospectus contains a provision providing for automatic conversion of the warrant in the event of a merger.

Section 4.5 of the Warrant Agreement (set forth as Exhibit 4.5 to Longevity’s Form S-1 filed August 8, 2018) states:

in the case of any merger or consolidation of the Company with or into another corporation . . . . the Warrant holders shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the Ordinary Shares of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the Warrant holder would have received if such Warrant holder had exercised his, her or its Warrant(s) immediately prior to such event . . . .

Section 1.02(d) of the Merger Agreement, in compliance with Section 4.5 of the Warrant Agreement, similarly provides that the warrants will automatically be converted in the Merger to become exercisable for the consideration to be received by Longevity stockholders in the Merger, 4D Pharma ADSs.

Warrant holders do not have the right to vote on the Merger in accordance with BVI law, unless they exercise their warrant prior to the record date and become a shareholder of Longevity.

The Company believes that as the warrant holders are not making any investment decision with respect to the automatic conversion of the warrants, there is no sale under Section 2(3) of the Securities Act of 1933. The Company notes that the Preliminary Note to Rule 145 under the Securities Act states that an “offer an offer, offer to sell, offer for sale, or sale occurs when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.” (emphasis added). Rule 145(a) similarly indicates that an offer, offer to sell, offer for sale or sale shall be deemed to be involved when “there is submitted to the vote or consent of such security holders a plan or agreement for . . . a statutory merger.”

Securities and Exchange Commission

January 27, 2021

The securities to be received by shareholders of Longevity entitled to vote on the Merger will be registered on the Form F-4, which includes a proxy statement with respect to the solicitation of approval of the Merger by Longevity stockholders, and the related Form F-6 to be filed prior to requesting acceleration of the effectiveness of the Form F-4. In the event of the approval of the Merger by such stockholders, the warrants will automatically be assumed by the Company without any action or decision of the warrant holders.

The warrant holders will make an investment decision if they choose to exercise the warrants following the completion of the Merger. The Company intends to file a Form F-1 registration statement promptly following the completion of the Merger to register the issuance of the 4D Pharma shares upon cash exercise of the warrants by the warrant holders in accordance with the registration rights set forth in Section 7.4 of the Warrant Agreement.

The Company therefore believes that the exchange of warrants is not required to be registered under the Securities Act. Should the Staff disagree with the Company’s view, the Company will register the exchange of the warrants on the Form F-4.

* * * *

Securities and Exchange Commission

January 27, 2021

Please direct any questions regarding the Company’s responses or the Amendment to me at (650) 565-3514 or bfinkelstein@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Bradley L. Finkelstein
Bradley L. Finkelstein

cc:	Duncan Peyton, 4D Pharma plc

Steven Bernard, Wilson Sonsini Goodrich & Rosati, P.C.

Melissa Rick, Wilson Sonsini Goodrich & Rosati, P.C.